12/3

02060482

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Newport Exploration Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 1991   FISCAL YEAR 7-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 12/9/02

12g #82-1991

02 DEC -3 AM 8:29

ARS 7-31-02

NEWPORT EXPLORATION LTD.
408 - 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6
Tel: 604/685-6851 Fax: 604/685-6493

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **NEWPORT EXPLORATION LTD.** (the "Company") will be held at 408 - 837 W. Hastings Street, Vancouver, B.C., V6C 3N6, on Thursday, December 19th, 2002 at 10 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive and consider the Report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended July 31, 2002.

2. To elect directors for the ensuing year.

3. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration of the auditor.

4. To approve amendments to the Company's Stock Option Plan, including an increase in the number of Common Shares which may be issued pursuant to the issue of options under the Stock Option Plan and such other consequential amendments to the Plan as a result of recent changes to the policies of the Exchange as more fully set forth in the information circular accompanying this notice.

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at the 10th Floor, 595 Howe Street, Vancouver, B.C., V6C 2T5, during normal business hours up to December 19th, 2002 being the date of the Meeting, and at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

The directors of the Company fixed the close of business on November 15, 2002 as the record date for determining holders of common shares who are entitled to vote at the meeting.

If you are a non-registered member and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or such other intermediary.

DATED at Vancouver, B.C. this 15th day of November 2002.

BY ORDER OF THE BOARD
Signed: *"Ian.T. Rozier"*
Ian T. Rozier, President

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF NEWPORT EXPLORATION LTD. (the "Company")

TO BE HELD AT #408–837 WEST HASTINGS STREET, VANCOUVER, BC, V6C 3N6

ON THURSDAY, DECEMBER 19, 2002, AT 10:00 A.M.

The undersigned Member of the Company hereby appoints, IAN ROZIER, President and a Director of the Company, or failing this person, **BARBARA DUNFIELD**, Director of the Company, or in the place of the foregoing, ______________________ as proxy holder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED.</u>

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, **IAN T. ROZIER**	______	______
2.	To elect as Director, **DOUGLAS B. HYNDMAN**	______	______
3.	To elect as Director, **BARBARA E. DUNFIELD**	______	______
4.	To elect as Director, **PAUL A. RAY**	______	______
5.	To elect as Director, **JAMES ROBERTSON**		
6.	To appoint **DAVIDSON & COMPANY** as Auditors of the Company	______	______
7.	To authorize the directors to fix the remuneration to be paid to the auditor	______	______
		For	Against
8.	To amend the Stock Option Plan	______	______
9.	To Authorize the Directors to amend options	______	______
10.	To transact such other business as may properly come before the Meeting	______	______

The undersigned member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

INSTRUCTIONS FOR COMPLETION OF PROXY:

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If, the Member does not date the proxy form the proxy holder is authorized to date the proxy form as of the date of the Meeting, or adjournment thereof.

3. (i) **If a registered Member wishes to attend the Meeting to vote on the resolution in person**, register your attendance with the Company's scrutineers at the Meeting.

   (ii) **If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person**, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. **If a Member cannot attend the Meeting but wishes to vote on the resolutions, the Member can appoint another person**, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert your appointed proxy holder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxy holder.

5. **If a Member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named**, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxy holder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting if so authorized, the securities will be voted by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy must be received at the office of "Computershare Investor Services", Corporate Services, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

NEWPORT EXPLORATION LTD.
408 – 837 W. Hastings Street
Vancouver, British Columbia
V6C 3N6

INFORMATION CIRCULAR

As at November 15, 2002
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Newport Exploration Ltd. (the "Company") for use at the Annual General Meeting of the Company, at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

The solicitation will be primarily by mail. Directors, officers or employees of the Company at nominal cost may also solicit proxies personally or by telephone. The cost of this solicitation will be borne by the Company.

RECORD DATE

Members of record on November 15, 2002 may vote in person or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their stead.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was delivered to the British Columbia Securities Commission, the Alberta Securities Commission, the Saskatchewan Securities Commission and the TSX Venture Exchange and was published in The Vancouver Province newspaper on October 28th, 2002.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxy holders").

(collectively, the "Meeting Material") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wish to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Investor Services** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follows. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly completed and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders and insert the Non-Registered Holder's name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a

A shareholder has the right to appoint a person other than a Management Proxy holder, to represent the shareholder at the Meeting by striking out the names of the Management Proxy holders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxy holder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and a shareholder as proxy holder appoints one of the Management Proxy holders, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxy holder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters, which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services, Stock Transfer Services, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.

More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 6,278,850 common shares are issued and outstanding. The holders of the common shares are entitled to one vote for each common share held. Holders of the common shares of record at the close of business on November 15th, 2002 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

Name	Number of Voting Securities	Percentage of Issued Voting Securities
CDS & Co. 25 The Esplanade Toronto, Ontario	5,295,303	84.32%

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEE.

The following information concerning the respective nominees has been furnished by each of them:

Name, Municipality of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holder, occupation during the past five years	First and Present Position with the Company	Number of Common Shares beneficially owned, directly or indirectly or over which direction or control is exercised
Ian Rozier West Vancouver	President and CEO of the Company; Chairman of the Board Director and Director of Maximus Ventures Ltd.	Director, February 26, 1996 to date; President and CEO, September 8, 1997 to date.	200(1)
Barbara Dunfield * West Vancouver	President, CEO and Director of Maximus Ventures Ltd.	President and CEO of the Company, December 1, 1994 to September 8, 1997; Director, December 1, 1994 to date. CFO & Secretary January 9, 2002 to date.	48,100(2)
Douglas B.Hyndman* Vancouver	Partner in the law firm of Kornfeld Mackoff Silber.	Director, August 22, 1994 to date.	1,500
Paul A. Ray* Monaco	Businessman	Director, September 14, 1999 to date.	536,150(3)

* Member of the audit committee of the Company

(1) These shares are held in the name of Turpin Capital Ltd., a private British Columbia company controlled by Ian Rozier.

(2) These shares are held in the name of Tabo Investments Ltd., a private British Columbia company controlled by Barbara Dunfield.

(3) Of the 536,150 common shares - 403,300 are registered in the name of Milet Global Corporation, a private company controlled by Paul Ray. The remaining 132,850 shares are registered in the name of Zolarium Ltd., a private company controlled by Paul Ray.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at July 31, 2002 and the other four most highly compensated executive officers of the Company as at July 31, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

1. Summary Compensation Table

The following table sets forth, for the financial years ended July 31, 2002, July 31, 2001 and July 31, 2000, the compensation of the President and Chief Executive Officer, and of the four most highly compensated executive officers of the Company, other than the President and Chief Executive Officer (collectively referred to as the "Named Executive Officers").

Name and Principal Position	Fiscal Year Ended Jan. 31, 02, 01 and 00	Annual Compensation			Long-Term Compensation			All Other Compen-sation
					Awards		Pay-outs	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Common Shares Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Pay-outs ($)	
Ian T. Rozier	2002	120,000(1)	Nil	Nil	215,000 (3)	Nil	Nil	Nil
President and CEO	2001	160,000(1)	Nil	Nil	875,000 (3)	Nil	Nil	Nil
	2000	177,000(2)	Nil	Nil	2,000,000 (3)	Nil	Nil	Nil
Kim Casswell	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Corporate	2001	16,290	Nil	Nil	Nil	Nil	Nil	Nil
Secretary*	2000	15,510	Nil	Nil	45,000	Nil	Nil	Nil
Barbara Dunfield	2002	60,000(5)	Nil	Nil	215,000(5)	Nil	Nil	Nil
CFO, Corporate	2001	60,000(5)	Nil	Nil	Nil	Nil	Nil	Nil
Secretary	2000	59,050(5)	Nil	Nil	425,000(5)	Nil	Nil	Nil
Former President**								
Norman Zillman	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
V.P. of Operations	2000	183,400(6)	Nil	Nil	200,000 (7)	Nil	Nil	Nil

1. These amounts were paid to Buccaneer Management Inc., a private British Columbia company controlled by Ian Rozier.
2. Of this amount $96,000 was paid to Spitfire Consultants Inc., and $48,000 was paid to Buccaneer Management Inc., private British Columbia companies controlled by Ian Rozier.
3. These options are held in the name of Turpin Capital Inc., a private British Columbia company controlled by Ian Rozier. 2,875,000 options were cancelled unexercised pursuant to the Company's consolidation.
4. These amounts were paid to Tabo Investments Ltd., a private British Columbia company controlled by Barbara Dunfield.
5. These options are held in the name of Tabo Investments Ltd., a private British Columbia company controlled by Barbara Dunfield. 425,000 options were cancelled pursuant to the Company's consolidation.
6. These amounts were paid to Bannerblock Pty Ltd., a Queensland, company controlled by Norman Zillman.
7. These options were held in the name of Starzap Pty Ltd., a private Queensland company controlled by Norman Zillman. Options expired unexercised.

* Kim Casswell resigned as Corporate Secretary January 10, 2002. Options expired unexercised.

** Barbara Dunfield resigned as President on September 8th, 1997 and was appointed CFO, Corp. Secretary January 10, 2002

*** Norman Zillman was not re-appointed as an officer following the Company's 2001 Annual General Meeting

2. Long-Term Incentive Plan ("LTIP") Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance is paid (whereby performance is measured by reference to financial performance of the price of the Company's securities).

3. Option Grants

The Company granted options to the Name Executive Officers during the Company's most recently completed financial year as set forth in the following table:

Name	Securities Under Option Granted[1]	% of Total Options Granted to Employees in the Fiscal Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiry Date
Ian Rozier	215,000	27%	$0.21	$0.28	March 7, 2004
Barbara Dunfield	215,000	27%	$0.21	$0.28	March 7, 2004

4. Option Exercises and Year-End Options

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities, Acquired on Exercise(#)	Aggregate Value Realized($)	Unexercised Options at FY-End (#)Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($)Exercisable/Unexercisable
Ian T. Rozier [1]	Nil	Nil	215,000 @ $0.21 exp. Mar 7, 04	$0.31
Barbara Dunfield [2]	Nil	Nil	215,000 @ $0.21 exp. Mar 7, 04	$0.31

(1) These options are held in the name of Turpin Capital Inc., a private B.C. company controlled by Ian T. Rozier.
(2) These options are held in the name of Tabo Investments Ltd., a private B.C. company controlled by Barbara Dunfield.

5. Option Repricings

The Company did not re-price downward any options during the most recently completed financial year.

6. Pension Plans

The Company does not have a Pension Plan.

7. Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial pian.

8. Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officer, except as follows:

The Company entered into an agreement dated January 1, 1999 as amended September 1, 1999, with Buccaneer Management Inc. ("Buccaneer"), a private British Columbia company controlled by Ian Rozier, President and Chief Executive Officer of the Company. Pursuant to this agreement, Buccaneer shall implement all decisions of the Directors and conduct the ordinary and usual business of the Company, subject at all times to the direction of the Directors. Buccaneer shall receive compensation of $10,000 per month in exchange for its services pursuant to the management agreement.

The Company entered into an agreement dated January 1, 1999, as amended September 1, 1999, with Tabo Investments Ltd. ("Tabo"), a private British Columbia company controlled by Barbara Dunfield, Chief Financial Officer of the Company. Tabo provides management and administration services to the Company for a monthly fee of $5,000 in exchange for its services pursuant to the agreement.

The Company entered into a staff support and office facilities agreement in September 1998 between the Company and Maximus Ventures Ltd. ("Maximus") whereby Maximus provided a fully functioning office to the Company for a monthly fee consisting of fixed and variable amounts. This agreement was in effect until March 31, 2002. Ian Rozier, Douglas Hyndman, Paul Ray, Barbara Dunfield are directors and/or officers of the Company, are also directors and/or officers of Maximus.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect a Named Executive Officer the value of such compensation exceeds $100,000.

9. Compensation Committee

The Company does not have a Compensation Committee.

10. Report on Executive Compensation

Board on Executive Compensation

The Board of Directors administers the Company's executive compensation program. The Board also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation Program

The Company's executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by corporations within the mining industry of a comparable size and with operations at approximately at the same stage, thereby enabling the Company to compete for and retain executives critical to the Company's long term success.

Compensation for the Named Executive Officers consists of a base salary and a longer-term incentive in the form of stock options.

Base Salary

The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Stock Options

Incentive stock options may be granted to directors, officers and employees of the Company in accordance with the policies of the Canadian Venture Exchange. The Company currently has a Stock Option Plan wherein the aggregate number of shares that may be reserved for issuance pursuant to the Stock Option Plan will not exceed 1,255,770 shares.

The exercise price per share will never be less than the closing sales price on the Canadian Venture Exchange on the last trading day preceding the day on which the option is granted, or if no sale is reported on such business day, then not less than the closing sales price of such shares on the last previous business day on which such shares were traded.

795,000 stock options were granted during the Financial Period.

11. Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to directors of the Company, or the Company's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any directors, executive officers, or proposed nominee for election as a director of associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock option purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for the election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

APPOINTMENT OF AUDITORS

The management of the Company proposes to nominate Davidson & Company, Chartered Accountants, of 1270-609 Granville Street, Stock Exchange Tower, Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors. Davidson & Company was first appointed as auditors in July 1995.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Approval of Stock Option Plan

The Stock Option Plan (the "Plan") provides for the granting of options to purchase common shares of the Company to Directors, Officers, employees, and ongoing service personnel of the Company. Stock Options are a significant long-term incentive and are viewed as an important aspect of total employee and director compensation. Under the rules of the TSX Venture Exchange (the "TSX"), the Plan must be approved by ordinary resolution passed by the shareholders. Accordingly, the shareholders are asked to consider and, if thought fit, to approve the plan. The Plan will comply with the rules set forth for such plans by the TSX Venture Exchange in that at no time would more than 20% the Company's issued and outstanding common shares be reserved for incentive stock options. The stock options would be issued at the discretion of the Board of Directors and would be exercised during a period not exceeding 5 years. The exercise price will not be less than the average closing price of the Company's shares on the ten (10) trading days immediately preceding the date on which the Directors granted the option and will not otherwise be less than $0.15 per share.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers and employees to continue and increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

The Plan will also reduce the administrative expenses in having individually granted stock options accepted by the securities regulatory bodies. A copy of the Plan, subject to such revisions and alterations as may be required or acceptable to the applicable regulatory authorities having jurisdiction, is attached hereto as Schedule "A". Reference should be made thereto for a complete statement of the terms and conditions of the Plan. The proposed Stock Option Plan must be approved by the disinterested members of the Company.

The insiders of the Company to whom shares may be issued under the Plan and their associates shall abstain from voting on the proposed Plan. The number of shares owned by such parties and their associates, to the best of the knowledge of the Company, is shares representing approximately 12.7% of the issued capital of the Company.

(b) Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of November 15th, 2002.

BY ORDER OF THE BOARD
NEWPORT EXPLORATION LTD.

"Ian Rozier"
Ian Rozier, President

Schedule "A"

AMENDED STOCK OPTION PLAN

of

NEWPORT EXPLORATION LTD.

1. PURPOSE OF THE PLAN

Newport Exploration Ltd. (the "Company") hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the "**Newport Exploration Ltd. Stock Option Plan**" (the "Plan"). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the market price prevailing on the date the option is granted.

2. DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1 "Associate" means an associate as defined in the Securities Act.

2.2 "Board" means the Board of Directors of the Company.

2.3 "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company (as defined in the Securities Act), which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

2.4 "Company" means **Newport Exploration Ltd.**, and its successors.

2.5 "Discounted Market Price" of Shares means, if the Shares are listed only on the TSX Venture Exchange, the Market Price less the maximum discount permitted under the policy of the TSX Venture Exchange applicable to Options;

2.6 "Disability" means any disability with respect to an Optionee, which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a) being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b) acting as a director or officer of the Company or its subsidiaries.

2.7 "Exchanges" means the TSX Venture Exchange and, if applicable, The TSX Exchange and any other stock exchange on which the Shares are listed.

2.8 "Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.9 "Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

2.10 "Insider" means:

(a) an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b) an Associate of any person who is an insider under subsection (a).

2.11 "Joint Actor" means a person acting jointly or in concert with an offeror, as such term is defined in section 78 of the Securities Act.

2.12 "Market Price" of Shares at any Grant Date means, if the Shares are listed on the TSX Exchange, the closing price per Share on the TSX Exchange or for the last day Shares were traded prior to the Grant Date or, if the Shares are only listed on the TSX Venture Exchange, "Market Price" of Shares means the last closing price per Share on the trading day immediately preceding the day on which the TSX Venture Exchange received notice that the directors granted the Option (in accordance with the policies of the TSX Venture Exchange as may exist from time to time) or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.13 "Option" means an option to purchase Shares granted pursuant to this Plan.

2.14 "Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.15 "Optionee" means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchange, an Optionee may also be a corporation wholly-owned by an individual eligible for an Option grant pursuant to this Plan.

2.16 "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.17 "Option Shares" means the aggregate number of Shares, which an Optionee may purchase under an Option.

2.18 "Plan" means this **Newport Exploration Ltd.** Stock Option Plan.

2.19 "Shares" means the common shares in the capital stock of the Company as constituted on the date of this agreement provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.20 "Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

2.21 "Service Provider" means:

(a) an employee or Insider of the Company or any of its subsidiaries;

(b) any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and

(c) any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under subsection 2.20(b).

2.22 "Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.23 "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3. **GRANT OF OPTIONS**

3.1 Option Terms

The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2 Limits on Shares Issuable on Exercise of Options

The maximum number of Shares, which may be issuable pursuant to options granted under the Plan shall be **1,245,770** or such additional amount as may be approved from time to time by the shareholders of the Company. The number of shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 20% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a) in aggregate shall not exceed 20% of the outstanding issue;

(b) to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue;

(c) no more than 2% of the issued shares of the Company will be granted to any one Consultant in any 12 month period; and

(d) no more than an aggregate of 2% of the issued shares of the company will be granted to an Employee conducting Investor Relations Activities, in any 12 month period.

For the purposes of this section, Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders. For the purposes of subsections (a) and (b) above, "outstanding issue" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period or pursuant to TSX Venture Exchange Policy 4.4, 1.3 (b) and subject to Exchange Acceptance, where the Issuer is in the process of undertaking a transaction involving the issuance of securities such that the number of issued shares on the date of Shareholder Approval does not reflect the number of issued shares of the Issuer upon completion of the transaction, the Issuer may base the amount of shares reserved for issuance under the plan based on the issued shares of the Issuer on a post transaction basis subject to completion of the transaction.

3.3 Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4. EXERCISE OF OPTION

4.1 When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. Vancouver time on the Expiry Date and shall not be exercisable thereafter.

4.2 Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3 Vesting of Option Shares

The Directors may determine and impose terms upon which each Option shall become Vested in respect of Option Shares provided that so long as the Company is a Tier 2 Issuer minimum vesting requirements shall be 25% of the Option upon TSX Venture Exchange approval and 12 1/2% every quarter thereafter which is the vesting period hereby adopted by the directors of the Company.

4.4 Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a) Death, Disability or Retirement

If the Optionee ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company, due to his or her death, Disability or retirement in accordance with the Company's retirement policy in force from time to time, or, in the case of an Optionee that is a company, the death, Disability or retirement of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i) 90 days after the date of death, Disability or retirement; and

(ii) the Expiry Date.

Options granted to an Optionee who is engaged in Investor Relations Activities expire within 30 days after the Optionee ceases to be employed to provide Investor Relations Activities.

(b) Termination For Cause

If the Optionee, or in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.20(c), the Optionee's employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of the Optionee who satisfies the definition of Service Provider set out in subparagraph 2.20(c) of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.20, the Optionee's employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 30 days after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.20, the Optionee's employer, ceases to be a director, officer or Service Provided of the Company or a subsidiary of the Company.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Effect of a Take-Over Bid

If a *bona fide* offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, where upon all Option Shares subject to such Option will become Vested whereupon the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above the Option Shares that are not taken up and paid for, shall be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms for such Option Shares becoming Vested shall be reinstated pursuant to paragraph 4.3. If any Option Share are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6 Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan Vested and accelerate the Expiry Date for the exercise of all unexercised Options granted under the Plan so that all Options will either be exercised or expire prior to the date upon which Shares must be tendered pursuant to the Offer.

4.7 Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.20(c), the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9 Financial Assistance

Subject to the provisions of the *Company Act* (British Columbia) and, if required, subject to prior acceptance of the Exchanges, the Board of Directors of the Company may at any time or from time to time authorize the Company to provide financial assistance to an Optionee, on such terms and conditions as the Board of Directors may determine, to assist such Optionee in exercising his or her Options. Any financial assistance so provided will be repayable with full recourse.

4.10 Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option, which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1 Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date; and

(ii) a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2 Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the board of directors of the Company has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

5.3 Corporate Organization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares [or if appropriate, as otherwise determined by the Directors].

5.4 Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5 Regulatory Approval

Any adjustment to the Option Price or the number of unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6. MISCELLANEOUS

6.1 Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2 Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3 Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4 Income Taxes

As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5 Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

6.6 Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

6.7 No representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8 Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed amended to the extent required to bring such provision into compliance therewith.

6.9 No Assignment

No Optionee may assign any of his or her rights under the Plan.

6.10 Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11 Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12 Governing Law

The laws of the province of British Columbia shall govern the Plan and each Option Agreement issued pursuant to the Plan.

6.13 Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14 Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors on November 15, 2002

NEWPORT EXPLORATION LTD.

408 - 837 West Hastings Street

Vancouver, B.C., Canada, V6C 3N6

To registered and non-registered shareholders:

National Policy Number 41 provides shareholders with the opportunity to elect annually to have their names added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return to Computershare Investor Services, Corporate Services, 510 Burrard Street, Vancouver, B.C., Canada, V6C 3B9.

Name: ______________________________

Postal Address: ______________________

____

Postal/Zip Code: _____________________

I certify that I am the owner of shares of Newport Exploration Ltd.

Signature: ___________________________

Date: _______________________________

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
NEWPORT EXPLORATION LTD. (formerly CVL Resources Ltd.)	02	07	31	02	11	08

ISSUER ADDRESS				
408 – 837 WEST HASTINGS STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3N6	604-685-6493	604-685-6851
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
BARBARA DUNFIELD		DIRECTOR		604-685-6851
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
ir@newport-exploration.com		www.newport-exploration.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	IAN ROZIER	02	11	08
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	BARBARA DUNFIELD	02	11	08

SCHEDULE A: FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended July 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited consolidated financial statements for the year ended July 31, 2002.

2. See Note 10 to the attached audited consolidated financial statements for the year ended July 31, 2002.

3. a) Securities issued during the year:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commissions
March 27, 2002	Common shares	Exercise of options	50,000	$ 0.21	$ 10,500	Cash	$ -
April 15, 2002	Common shares	Private placement	1,000,000	0.21	210,000	Cash	-
April 22, 2002	Common shares	Private placement	1,000,000	0.60	600,000	Cash	25,000

b) Summary of stock options granted during the year:

Date	Number	Name of Optionee	Exercise Price	Expiry Date
March 7, 2002	215,000	Ian Rozier c/o Turpin Capital Inc.	$ 0.21	March 7, 2004
March 7, 2002	215,000	Barbara Dunfield c/o Tabo Investments Ltd.	0.21	March 7, 2004
March 7, 2002	215,000	Paul A. Ray c/o Zolarium Ltd.	0.21	March 7, 2004
March 7, 2002	50,000	Douglas Hyndman	0.21	March 7, 2004
March 7, 2002	50,000	Employees	0.21	March 7, 2004
April 8, 2002	50,000	Employee	0.48	April 9, 2004

4. Summary of securities as at the end of the reporting period.

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding: 6,278,850 common shares.

c) See Note 7 to the attached audited consolidated financial statements for the year ended July 31, 2002.

d) There were no shares held in escrow at July 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of Directors and Officers: Ian Rozier – President and Director
Barbara Dunfield – CFO and Director
Douglas Hyndman – Director
Paul Ray – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis:

The following discussion of the operating results and financial position of the company should be read in conjunction with the consolidated financial statements and related notes thereto.

Results of Operations:

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties. During the current year, the Company disposed of its wholly owned subsidiaries, which own the petroleum and natural gas properties. The Company is in the process of identifying opportunities to acquire new interests.

Liquidity and Cash Reserves:

At July 31, 2002 the Company had cash and equivalents of $770,384 compared with $647,051 at July 31, 2001. Accounts payable were reduced to $72,612 from $81,295 and obligation under capital also was reduced from $56,300 to $48,059.

Investor Relations:

The Company spent $32,409 to supply information to interested investors and shareholders on a regular basis. The Company has no formal agreement in this regard.

Subsequent Event:

Subsequent to the year-end, the Company entered into an agreement, subject to board and regulatory approval, to acquire an option on a mineral property located in Cuba for consideration of 400,000 common shares of the Company and the assumption of carrying costs relating to operating costs in Cuba up to a maximum of US$750,000.

Legal Proceedings:

None

Related Party Transaction:

(a) Management fees of $60,000 were paid to a company controlled by a director of the Company.
(b) Consulting fees of $120,000 were paid to a company controlled by a director of the company.
(c) Administration fees of $5,750 were paid to the Secretary of the Company.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Report to Shareholders

The past year has comprised of many changes for the Company. Subsequent to last year's Annual General Meeting shareholders approved a ten for one consolidation of the Company's share capital together with a name change from CVL Resources Ltd. to Newport Exploration Ltd. The Company commenced trading under its new name on February 4, 2002.

In March of 2002 the Company announced that it had acquired an 80% interest in a 270,000 Ha exploration license east of Oys Tolgoi (Turquoise Hill) and a 20% interest in other licenses covering a further 268,000Ha in Mongolia. Newport had acquired the interests through a series of assignments and joint venture agreements with Bell Coast Capital Corp.

In the third quarter the Company announced that it had successfully completed a Private Placement raising $210,000. In June 2002, Newport announced that it was a Board decision not to exercise its option to acquire the joint venture interests in Mongolia. The decision to withdraw was based on the fact that Newport had not received official translation and confirmation of title documents for several of its interests resulting in delays in completion and hence TSX approval of the joint venture.

On September 4th, 2002, subsequent to its year-end, the Company announced that it had entered into an agreement whereby Newport could acquire an undivided 50% interest in the high-grade Mantua Copper Project in Cuba from Northern Orion Explorations Ltd. ("Northern Orion"). The acquisition would be by way of an option agreement to acquire 100% of the issued and outstanding shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% of the project.

The Mantua Project is subject to approximately US$28 million in subordinated debt owing to Northern Orion on a priority basis from Geominera in respect of past advances from Northern Orion to fund previous exploration and development of the project, including mining of a gold enriched gossan that capped the copper deposit. Under the terms of the Agreement, Newport can acquire up to US$20million of the subordinated debt thereby significantly enhancing the value of the acquisition for Newport.

The Mantua Project is located in western Cuba and has excellent infrastructure including paved highways, mine-site office buildings, and mining equipment. Using data from a total of 318 diamond drill holes, Northern Orion defined a measured resource of 10,242,000 tonnes with a grade of 2.18% Cu, and an indicated resource of 1,725,000 tonnes with a grade of 0.95% Cu, with a combined total resource of 11,967,000 tonnes in measured and indicated categories with a grade of 2% Cu. A mine design using a 'whittle' pit optimization program generated a lower tonnage – higher grade measured resource of 7,526,000 tonnes grading 2.75% Cu at a 0.7% Cu cut-off grade, containing 450 million pounds of copper. Metallurgical pilot plant testing reviewed by Bateman Project Holdings Limited indicates that an annual production rate of 39 million pounds of copper cathode can be achieved with direct operating costs of US$0.44 per pound over an 11-year mine life. This would place the operation in the lower quartile of world copper production costs. Capital costs are estimated at US$48.5 million. The Mantua Project is subject to a 2% royalty due to Miramar Mining.

Newport conducted its own due diligence on the Mantua Project and believes that the project can generate positive returns at low copper prices due to the high grade of the deposit and low operating costs per pound of copper produced. Newport also believes that using optimized technology, metal recoveries can be significantly increased resulting in a decrease in both capital and operating costs. To this end, Newport will be initiating a bulk sampling and metallurgical pilot plant testing program and a geotechnical assessment of pit slope design parameters for input into a final feasibility study.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Report to Shareholders (cont'd...)

Newport would acquire the 100% interest in Mantua by way of an option agreement between Newport and Northern Orion, the terms of which are as follows:

- Newport will issue Northern Orion with 400,000 common shares of Newport to enter into the Option Agreement.
- Newport will assume and pay carrying costs relating to Northern Orion's operating costs in Cuba up to a maximum of US$20,000 per month.
- Newport will complete a program of sampling and metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study, such program to cost a maximum of US$750,000.
- Newport and Northern Orion agree on the following terms with respect to the financing that will be required to place the Mantua project into commercial production.

  (a) Should Northern Orion identify, negotiate and secure a Credit Facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 shares to Northern Orion in consideration. In this case Newport will assume US$20 million of the US$28 million subordinate debt owing to Northern Orion by Geominera leaving Northern Orion with US$8 million of the subordinated debt.

  (b) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would assume US$14 million of the subordinated debt owing to Northern Orion by Geominera leaving Northern Orion with the other US $14 million of the subordinated debt.

  (c) All cost incurred by Northern Orion and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

- Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Miramar Royalty on the Mantua Project.
- Upon Regulatory Approval of the Option Agreement between Newport and Northern Orion, Northern Orion will be entitled to appoint one director to the Board of Newport.

A finders fee for this acquisition is payable in accordance with TSX rules governing such transactions.

The agreement to acquire a 50% interest in the Mantua Copper Project reflects Newport's intentions to become a producer of both base and precious metals, and to acquire mining projects with demonstrated value. In accordance with these objectives, Newport has agreed to sell its remaining oil and gas interests in Australia to Naughton Resources Ltd. ("Naughton") whereby, Naughton agrees to purchase the shares of CVL (Barbados) Ltd., along with all obligations, in return for a royalty interest of 2.5% of wellhead value of all petroleum produced from each permit applicable to Naughton's interest.

Newport is currently conducting due diligence on other gold and base metal projects and will release details when appropriate.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Respectfully submitted on behalf of
The Board of Directors

Signed *"Ian T. Rozier"*

Ian T. Rozier
PRESIDENT

NEWPORT EXPLORATION LTD.
(formerly CVL Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2002

AUDITORS' REPORT

To the Shareholders of
Newport Exploration Ltd. (formerly CVL Resources Ltd.)

We have audited the consolidated balance sheets of Newport Exploration Ltd. (formerly CVL Resources Ltd.) as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada — Chartered Accountants

November 8, 2002

NEWPORT EXPLORATION LTD.
(formerly CVL Resources Ltd.)
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31

	2002	2001
ASSETS		
Current		
Cash and equivalents	$ 770,384	$ 647,051
Marketable securities (Note 3)	22,542	48,367
Receivables	29,595	3,601
Prepaids and deposits	19,050	51,303
	841,571	750,322
Petroleum and natural gas properties (Note 4)	-	3,068,033
Capital assets (Note 5)	138,644	60,191
	$ 980,215	$ 3,878,546
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 72,612	$ 81,295
Current portion of obligation under capital lease	9,409	8,241
	82,021	89,536
Obligation under capital lease (Note 6)	38,650	48,059
	120,671	137,595
Shareholders' equity		
Capital stock (Note 7)	31,745,652	30,950,152
Deficit	(30,886,108)	(27,209,201)
	859,544	3,740,951
	$ 980,215	$ 3,878,546

Nature and continuance of operations (Note 1)
Commitments (Note 13)
Subsequent event (Note 15)
On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

NEWPORT EXPLORATION LTD.
(formerly CVL Resources Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JULY 31

	2002	2001
EXPENSES		
Accounting and audit	$ 22,250	$ 32,775
Administrative services	5,750	16,506
Amortization	18,610	20,727
Automobile	6,320	3,682
Consulting	157,039	226,242
Corporation capital tax (recovery)	(40,000)	20,000
Investor relations	32,409	11,721
Legal	12,241	6,726
Management fees	60,000	60,000
Office and miscellaneous	65,535	72,647
Regulatory fees	20,447	14,855
Rent and telephone	46,321	62,169
Shareholder information	10,983	39,634
Travel and related costs	43,038	39,675
Wages and benefits	349	5,934
	(461,292)	(633,293)
OTHER ITEMS		
Petroleum sales (net)	3,638	6,020
Interest income	15,874	35,205
Write-down of marketable securities (Note 3)	-	(28,590)
Gain (loss) on sale of marketable securities	62,846	(16,238)
Write-off of petroleum and natural gas properties (Note 4)	(61,617)	(12,086,147)
Loss on disposal of petroleum and natural gas properties (Note 4)	(3,077,468)	-
Loss on disposal of capital assets	(7,315)	-
Write-off of mineral property acquisition costs (Note 8)	(151,573)	-
	(3,215,615)	(12,089,750)
Loss for the year	(3,676,907)	(12,723,043)
Deficit, beginning of year	(27,209,201)	(14,486,158)
Deficit, end of year	$ (30,886,108)	$ (27,209,201)
Basic and diluted loss per common share	$ (0.76)	$ (3.08)
Weighted average number of common shares outstanding	4,813,234	4,131,535

The accompanying notes are an integral part of these consolidated financial statements.

NEWPORT EXPLORATION LTD.
(formerly CVL Resources Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED JULY 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (3,676,907)	$(12,723,043)
Items not affecting cash:		
Amortization	18,610	20,727
Write-down of marketable securities	-	28,590
(Gain) loss on sale of marketable securities	(62,846)	16,238
Write-off of petroleum and natural gas properties	61,617	12,086,147
Loss on disposal of petroleum and natural gas properties	3,077,468	-
Loss on sale of capital assets	7,315	-
Write-off of mineral property acquisition costs	151,573	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(15,511)	9,699
Decrease in prepaids and deposits	32,253	105,701
Decrease in accounts payable and accrued liabilities	(8,683)	(122,621)
Increase in due from related party	(10,483)	-
Net cash used in operating activities	(425,594)	(578,562)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of capital assets	(111,110)	-
Petroleum and natural gas properties	-	(1,527,099)
Mineral properties	(151,573)	-
Deferred exploration costs, net of amortization	(71,052)	(137,290)
Proceeds from sale of capital assets	6,732	-
Proceeds from sale of marketable securities	88,671	110,784
Net cash used in investing activities	(238,332)	(1,553,605)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of finders fees	795,500	1,200,000
Repayment of capital lease obligations	(8,241)	(7,353)
Net cash provided by financing activities	787,259	1,192,647
Change in cash and equivalents during the year	123,333	(939,520)
Cash and equivalents, beginning of year	647,051	1,586,571
Cash and equivalents, end of year	$ 770,384	$ 647,051
Cash paid during the year for interest	$ 4,586	$ 4,586
Cash paid during the year for income taxes	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Newport Exploration Ltd. (formerly CVL Resources Ltd.) (the "Company") is a Canadian company incorporated under the laws of the Province of British Columbia. The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties. During the current year, the Company disposed of its wholly owned subsidiaries which owned the petroleum and natural gas properties located in Australia and New Zealand to an arms-length purchaser and abandoned its interest in its other properties (Note 4). The Company is in the process of identifying opportunities to acquire new interests. To date, the Company has not earned significant revenues and is considered to be in the development stage.

During the current year, the Company consolidated its outstanding shares on the basis of ten existing shares to one new share and changed its name from CVL Resources Ltd. to Newport Exploration Ltd. The number of shares in Note 7 has been restated to give retroactive recognition of the consolidation for all years presented. In addition, all references to number of shares have been restated to reflect the consolidation.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2002	2001
Working capital	$ 759,550	$ 660,786
Deficit	(30,886,108)	(27,209,201)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, CVL Resources (Barbados) Ltd., Great Artesian Holdings Limited and Tyers Investments Pty. Limited until May 17, 2002 at which time the subsidiaries were sold. Significant inter-company balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value on an aggregate basis.

Realized gains and losses on sale of securities are determined based on the specific cost basis.

Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Total capitalized costs are depleted using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a unit of revenue basis based on current prices. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

The Company will annually apply a "ceiling test" to capitalized costs to ensure that such costs do not exceed future net revenues from estimated production of proven reserves, using prices and costs in effect at the Company's year end. Future net revenues are calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration and abandonment costs.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Values

The amounts shown for petroleum and natural gas properties represent costs incurred to date and are not intended to reflect present or future values.

Foreign currency translation

Financial statements of the Company's foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is recorded on the declining balance basis, unless otherwise stated, at the following annual rates:

Automotive equipment	30%
Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	straight-line over lease term

Stock-based compensation plans

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX") as described in Note 7. No compensation expense is recognized when stock options are granted. Consideration paid for the shares on exercise of the stock options is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. MARKETABLE SECURITIES

Marketable securities is comprised of the following:

	2002	2001
Book value at cost	$ 22,542	$ 48,367
Market value	$ 61,656	$ 48,367

During the current year marketable securities were written-down by Nil (2001 - $ 28,590) to reflect market value.

4. PETROLEUM AND NATURAL GAS PROPERTIES

	Australia and New Zealand	Larne License, Northern Ireland	Other	2002
Acquisition costs				
Balance, beginning of year	$ 2,594,997	$ 61,616	$ 1	$ 2,656,614
Written off during the year	-	(61,616)	(1)	(61,617)
Disposal during the year	(2,594,997)	-	-	(2,594,997)
Balance, end of year	-	-	-	-
Deferred exploration costs				
Balance, beginning of year	411,419	-	-	411,419
Amortization	1,717	-	-	1,717
Consulting	35,182	-	-	35,182
Miscellaneous expenses	21,603	-	-	21,603
Taxes and licenses	12,550	-	-	12,550
Total for the year	71,052	-	-	71,052
Disposal during the year	(482,471)	-	-	(482,471)
Balance, end of year	-	-	-	-
Total	$ -	$ -	$ -	$ -

4. PETROLEUM AND NATURAL GAS PROPERTIES (cont'd.....)

	Australia and New Zealand	Santa Catalina, Algeria	East Midlands, U.K.	Larne License, Northern Ireland	Other	2001
Acquisition costs						
Balance, beginning of year	$ 9,669,448	$ 2,059,723	$ 302,544	$ 51,804	$ 1	$ 12,083,520
Additions (recovery)	(1,907)	1,517,119	2,075	9,812	-	1,527,099
Written off during the year	(7,072,544)	(3,576,842)	(304,619)	-	-	(10,954,005)
Balance, end of year	2,594,997	-	-	61,616	1	2,656,614
Deferred exploration costs						
Balance, beginning of year	1,403,858	-	-	-	-	1,403,858
Amortization	2,413	-	-	-	-	2,413
Consulting	105,561	-	-	-	-	105,561
Legal and other professional services	378	-	-	-	-	378
Miscellaneous expenses	2,713	-	-	-	-	2,713
Taxes and licenses	25,530	-	-	-	-	25,530
Travel and accommodation	558	-	-	-	-	558
Vehicle costs	2,550	-	-	-	-	2,550
Total for the year	139,703	-	-	-	-	139,703
Written-off during the year	(1,132,142)	-	-	-	-	(1,132,142)
Balance, end of year	411,419	-	-	-	-	411,419
Total	$ 3,006,416	$ -	$ -	$ 61,616	$ 1	$ 3,068,033

a) The Company held the rights to certain petroleum and natural gas properties in the Queensland and New South Wales areas of Australia and the East Coast basin of New Zealand. During fiscal 2001, the Company wrote-off acquisition costs and deferred exploration costs totalling $8,204,686 related to non-productive test wells.

   On May 17, 2002, the Company disposed of its wholly-owned subsidiaries which held title to its interests in the properties for proceeds of a 2.5% royalty interest on the properties. No value has been assigned to the royalty interest and accordingly, the Company has recorded a loss on disposal of $3,077,468.

b) The Company held a 5% working interest in certain oil and gas properties in Saskatchewan which has been recorded at a nominal amount of $1. During fiscal 2002, the Company decided to abandon its interest and accordingly wrote-off all related costs to operations.

4. **PETROLEUM AND NATURAL GAS PROPERTIES** (cont'd.....)

c) The Company entered into a Participation Agreement with Antrim International Inc. ("Antrim") in fiscal 2000 to acquire a 50% interest in an oil and gas property known as the Larne Licence in Northern Ireland. In order to earn its interest the Company must complete three wells or incur expenditures totalling $450,000. The Company also entered into an agreement with Pure Gold pursuant to which Pure Gold Minerals Inc. ("Pure Gold") acquired from the Company a 25% interest in the Larne Licence in Northern Ireland. In consideration, Pure Gold paid the Company $50,000 in cash, issued 1,400,000 common shares to the Company with a market value of $182,000 and funded $200,000 in exploration expenditures on the property during fiscal 2000 for a total of $432,000. The Company expended $493,616 on the project of which $432,000 was recovered from the sale of its 25% interest to Pure Gold. The remaining 25% interest was abandoned in fiscal 2002 and accordingly $61,616 was written-off to operations.

d) The Company entered into an agreement with Antrim to acquire a 25% interest in an oil and gas licence located in East Midlands, United Kingdom. As at July 31, 2001, the Company had incurred $304,619 towards the acquisition. The Company subsequently decided to abandon its interest in the property and accordingly $304,619 was written off to operations during fiscal 2001.

e) The Company entered into an agreement to acquire 20% of the issued capital stock of Santa Catalina (Algeria) Ltd., a company which, through its wholly owned subsidiary, Santa Catalina L. H. Lundin (Algeria) Ltd., entered into an agreement to acquire a 25% participating interest in an oil and gas concession in Algeria. As at July 31, 2001, the Company had incurred $3,576,842 towards the acquisition. The Company subsequently decided to abandon its interest in the property and accordingly $3,576,842 was written off to operations during fiscal 2001.

5. **CAPITAL ASSETS**

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Automotive equipment	$ -	$ -	$ -	$ 19,737	$ 13,393	$ 6,344
Automotive equipment under capital lease	116,851	93,003	23,848	116,851	82,549	34,302
Computer equipment	29,753	16,240	13,513	34,492	26,108	8,384
Furniture and fixtures	22,033	9,366	12,667	26,882	15,721	11,161
Leasehold improvements	91,672	3,056	88,616	-	-	-
	$ 260,309	$ 121,665	$ 138,644	$ 197,962	$ 137,771	$ 60,191

Amortization of $ 1,717 (2001 - $2,413) relating to automotive equipment was capitalized to petroleum and natural gas properties during the current year (Note 4).

6. OBLIGATION UNDER CAPITAL LEASE

	2002	2001
Total minimum lease payments	$ 53,659	$ 63,067
Amount representing interest	(5,600)	(6,767)
Balance of obligation	48,059	56,300
Less: current portion	(9,409)	(8,241)
	$ 38,650	$ 48,059

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at July 31, 2000	3,748,850	$ 29,750,152
Exercise of stock options	480,000	1,200,000
As at July 31, 2001	4,228,850	30,950,152
Private placements	2,000,000	810,000
Exercise of stock options	50,000	10,500
Finder's fee	-	(25,000)
As at July 31, 2002	6,278,850	$ 31,745,652

Stock options

The Company follows the policies of the TSX under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant.

7. CAPITAL STOCK (cont'd.....)

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding and exercisable as at July 31, 2000	567,400	$ 2.70
Options granted	181,500	2.60
Options cancelled/expired	(37,400)	2.50
Options exercised	(480,000)	2.50
Outstanding and exercisable as at July 31, 2001	231,500	3.00
Options granted	795,000	0.23
Options expired	(231,500)	(3.00)
Options exercised	(50,000)	0.21
Outstanding and exercisable as at July 31, 2002	745,000	$ 0.23

The following stock options to acquire common shares in the Company are outstanding at July 31, 2002:

Number of Shares	Exercise Price	Expiry Date
695,000	$ 0.21	March 7, 2004
50,000	0.48	April 9, 2004

At July 31, 2002, warrants were outstanding enabling holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
1,000,000	$ 0.25	March 14, 2004
1,000,000	0.60	March 27, 2004

8. MINERAL PROPERTIES

During the current year, the Company advanced $151,573 towards the acquisition of a joint venture interest in mineral licences in southern Mongolia. The Company decided to withdraw from the proposed joint venture and accordingly, the advances were charged to operations during the current year.

9. INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 39.6% (2001 – 44.6%) to income before taxes as follows:

	2002	2001
Loss from operations before income taxes	$ (3,676,907)	$ (12,723,043)
Expected income tax recovery	$ (1,456,055)	$ (5,674,477)
Write-off of petroleum and natural gas properties	24,400	5,390,422
Loss on disposal of petroleum and natural gas properties	1,218,677	-
Other items	45,402	29,237
Unrecognized benefits of non-capital losses	167,576	254,818
Income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	2002	2001
Capital assets	$ 57,000	$ 49,000
Cumulative exploration and development expenses	351,000	991,000
Non-capital losses carried forward	1,200,000	1,114,000
	1,608,000	2,154,000
Less: valuation allowance	(1,608,000)	(2,154,000)
	$ -	$ -

The Company has non-capital losses of approximately $3,000,000 for income tax purposes. The non-capital losses may be utilized to reduce future years' taxable income and expire by 2009 if utilized. The benefits of these losses have been reflected in these financial statements as a valuation allowance.

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid consulting fees of $120,000 (2001 - $160,000) to a company controlled by a director.

b) Paid management fees of $60,000 (2001 - $60,000) to a company controlled by a director.

c) Paid administration fees of $5,750 (2001 - $16,506) to the secretary of the Company.

d) Paid consulting fees of $Nil (2001 - $71,250), which have been included in petroleum and natural gas properties, to a director of a subsidiary.

Included in receivables at July 31, 2002 is $10,483 (2001 - $Nil) due from a company with common directors.

Included in accounts payable and accrued liabilities at July 31, 2002 is $14,984 (2001 - $17,950) due to a company with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions during the years ended July 31, 2002 and 2001.

12. SEGMENTED INFORMATION

The Company's assets are located in the following locations:

		2002		2001
Australia and New Zealand	$	-	$	3,109,593
Canada		980,215		704,001
USA		-		3,336
Northern Ireland		-		61,616
	$	980,215	$	3,878,546

The Company's revenue for the year was earned in the following location:

		2002		2001
Canada	$	19,512	$	41,225

12. SEGMENTED INFORMATION (cont'd.....)

The Company's loss for the year was incurred in the following locations:

	2002	2001
Australia and New Zealand	$ (3,077,468)	$ (8,201,965)
Canada	(386,250)	(636,895)
U.S.A.	-	(2,722)
Algeria	-	(3,576,842)
United Kingdom	(61,616)	(304,619)
Mongolia	(151,573)	-
	$ (3,676,907)	$ (12,723,043)

13. COMMITMENTS

The Company has an obligation under operating leases for its premises and equipment. The annual lease commitments under these leases are as follows:

2003	$ 45,409
2004	74,650
2005	36,000
2006	36,000
2007	30,000
	$ 222,059

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, receivables, deposits, accounts payable and accrued liabilities, and obligation under capital lease. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The fair value of amounts due from related parties is not determinable as they have no specified terms of repayment.

15. SUBSEQUENT EVENT

Subsequent to the year end, the Company entered into an agreement, subject to board and regulatory approval, to acquire an option on a mineral property located in Cuba. Consideration for the acquisition includes the issuance of 400,000 common shares of the Company, assumption of carrying costs of USD$20,000 per month and completion of a sampling and metallurgical test program of up to USD$750,000.